

October 24, 2014

Via E-mail
William L. Meaney
President and Chief Executive Officer
Iron Mountain Incorporated
One Federal Street
Boston, MA 02110

> **Re:** **Iron Mountain REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 26, 2014**
> **File No. 333-197819**

Dear Mr. Meaney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 44

1.   Please discuss how your internal growth has been impacted by occupancy and rental changes.

2.   We note your response to comment 3 of our letter dated August 29, 2014. We also note your revised disclosure on page 45 regarding total racked building capacity and the percentage of racking space utilized as of June 30, 2014. Please further explain how this percentage is determined such as whether the racking space utilized is based upon the contractual amount of space leased.

3.   Please disclose your average rent on a portfolio basis to the extent that you track such rent.

Unaudited Pro Forma Consolidated Financial Data

(A) Income Taxes

4.   We note your response to prior comment 10. In future periodic filings, please enhance your disclosure to provide more detail of the deferred tax assets and liabilities revalued as a result of your REIT conversion. In your disclosure, please present in a table the assets and liabilities revalued by type reconciling to the change in deferred tax assets and liabilities between December 31, 2013 and the most recent balance sheet date as a result of reflecting the REIT conversion in your financial statements.

(C) 2014 Special Distribution, page 50

5.   We note that a component of your 2014 Special Distribution relates to repatriated foreign earnings and profits of approximately $275 million. Please tell how your pro forma statements of operations for the year ended December 31, 2013 and six months ended June 30, 2014, and in particular your Provision (Benefit) for Income Taxes, are impacted by such repatriation. Specifically tell us how you determined to what entities such repatriated earnings and profits relate (i.e., foreign profits related to entities that are qualified REIT subsidiaries and/or taxable REIT subsidiaries) following the REIT conversion and merger assumed as occurring on January 1, 2013.

Exhibits

6.   We note your response to comment 11 of our letter dated August 29, 2014. Please also provide a draft copy of your opinion of counsel in regards to your qualification as a REIT or file such opinion with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: William J. Curry, Esq.
 Sullivan & Worcester LLP